April 9, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:                    Keith A. Gregory

Re:                             Jefferson National Life Annuity Account I (“Registrant”)

Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-4 as Filed DATE OF FILING (File Nos. 333-198590 and 811-22994)

Dear Mr. Gregory:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on Friday, April 10, 2015, or as soon as practicable thereafter.

In connection with this request, Jefferson National Securities Corporation, the principal underwriter for the Registrant, has also signed this letter requesting acceleration.

Very truly yours,

Jefferson National Life Insurance Company of New York, on behalf of

Jefferson National Life of New York Annuity Account I

By:	Craig Hawley
Title:	General Counsel & Secretary

Jefferson National Securities Corporation

By:	Craig Hawley
Title:	President

April 9, 2015

By E-mail & EDGAR

Mr. Keith Gregory

Senior Counsel

Securities and Exchange Commission

Washington DC 20549

Re:                             Jefferson National Life Annuity Account 1

Initial Registration Statement on Form N-4

File Nos. 333-198590; 811-22994

Dear Mr. Gregory,

This letter includes all of your comments related to the filing of the Jefferson National Life Annuity Account 1.

General Comments:

1.              Missing Information: Please confirm supplementally that all missing and/or bracketed information, including financial statements, exhibits and other required information, will be included in a pre-effective amendment to the registration statement.

JNL Response: Jefferson National confirms the above.

2.              Contract Name: Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

JNL Response:  Jefferson National confirms the above.

3.              Conforming Comments: Please make conforming changes in response to our comments in the registration statement for the national version of the contract, as appropriate (File No. 333-124048).

JNL Response:  Jefferson National will make the conforming changes as part of the Post-Effective Amendment in April, 2015.

4.              Guarantees and Supports: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the contracts or whether the company will be solely responsible for any benefits or features associated with the contract.

JNL Response: There are no guarantees offered in the contract. Therefore, there are no support agreements with third parties. The company is solely responsible for any benefits or features associated with the contract.

5.              Investment Advisor (pp. 4, 15): The term “Investment Advisor” is used throughout the prospectus to refer to an entity: (i) sponsoring an Asset Allocation Model; (ii) that is included in the Contract’s distribution channel; and/or (iii) that advises Contract Owners on the Investment Options. To avoid confusion, please clarify the distinction between these Investment Advisors.

JNL Response:  The Asset Allocation Models have been removed from the contract. They will not be offered. We believe this deletion alleviates the referenced confusion.

Prospectus:

6.              Outside Front Cover Page: Some of the disclosure required by Item 1 of Form N-4 is currently located on the inside cover page of the prospectus (e.g., Depositor name, type of variable annuity contract, and Rule 481(b)(1) legend). Please move such disclosure to the outside front cover page of the prospectus.

JNL Response:  The “wrapper/front cover” as it was submitted for review has been removed.  Page 1 now includes the required information referenced above.

Please also include the names of the Investment Portfolios on the outside front cover page of the Prospectus.  See Item 1(a)(viii) of Form N-4. If the number of Investment Portfolios exceeds the space on the page, this information may continue on subsequent pages.

JNL Response:  We would like to note that we received this comment in 2012 and responded with the same as below.  Our response was not denied.

When preparing the amendment, we were aware of the requirement to include the names on the cover page. In our judgment, however, strict compliance with this requirement would, for the reasons discussed below, result in a prospectus which did not serve the purpose of the prospectus, as stated in General Instruction I to Form N-4, which is to “provide essential information about the Registrant in a way that will help investors decide whether to purchase the securities being offered.”

There are currently more than 350 Investment Portfolios available to purchasers of the variable annuity.  Appendix A lists the Investment Portfolios in a single column format accompanied by each portfolio’s investment objective, cut-off time (if before 4 pm) and will include the Investment Adviser.  Appendix A currently is about 14 pages. This would mean that the Fee Table section which now begins on page 7 would be pushed back to page 14. We believe adding these pages would be inconsistent with the admonition in General Instruction I that “[t]he prospectus should be clear, concise, and understandable.”

We also note that Item 1(b) permits the cover page to include “other information if it does not, by its nature, quantity or manner of presentation, impede understanding of required information.”  While the listing of Investment Portfolios is required information and Item 1(b) is not directly relevant, we believe Item 1(b) reflects certain general principles we considered when deciding to use Appendix A rather than list each Investment Portfolio on the cover. Finally, we note that the information in Appendix A is readily available to investors as part of the prospectus and begins on page 26 of the prospectus, not at the end of the much longer prospectuses which are more typical for variable annuities.

7.              Definitions of Special Terms:

a.              Additional Special Terms: Please consider including the terms “Good Order,” “Jefferson National Service Center,” “Non-natural Owner,” “Our Procedures,” and “Unaffiliated Sponsors” in the list of Special Terms on page 4. Please also clarify the requirements of the phrase “in writing” and any other types of communications you expect to receive from Owners.

JNL Response: “Good Order” has been defined.  “Jefferson National Service Center” has been removed.  “Unaffiliated Sponsors” has been removed. “Non-natural Owner” has been defined.   Our Procedures has been defined.

b. Clarification of Special Terms:

(i)                                     “Asset Allocation Model”: Please briefly explain the term “dynamic.”

JNL Response:  “Asset Allocation Model” has been removed.

(ii)                                  “Beneficiary”: To be consistent with the disclosure on page 11 of the prospectus, please clarify that a “Beneficiary” may be a person or an entity.

JNL Response:  “Beneficiary” has been clarified in the suggested manner.

8.              Highlights (pp. 6-7):

Highlights (p. 6): In the top left paragraph on page 6, please move sentence three (3) to a more appropriate place in the section because its current placement interrupts the discussion of the purpose of the Contract and may confuse investors.

JNL Response: This section has been revised in the suggested manner.

Free Look (p. 6): For clarity, please revise the first three sentences of the paragraph under the caption “Free Look.” In the last sentence, please clarify the types of other fees and charges that may be refunded to Owners upon exercise of the Free Look option (e.g., asset allocation and investment option charges).

JNL Response:  This has been revised.

Tax Penalty (Qualified and Non-Qualified Contracts) (p. 6): The disclosure briefly describes certain tax penalties that may be associated with Qualified and Non-Qualified Contracts. However, the section does not include disclosure about the appropriateness of including a Contract within a plan that already offers a tax deferral. Please include such disclosure.

JNL Response:  Disclosure has been added.

Important Information Concerning Your Monument Advisor NY Contract (p. 6):

(i). The caption with respect to electronic document delivery is currently entitled “IMPORTANT INFORMATION CONCERING YOUR MONUMENT ADVISOR NY CONTRACT.” Please consider changing the name of this caption to capture the content and significance of the disclosure (e.g., “Electronic Document Delivery Requirements”). In addition, please consider bolding or italicizing the new text.

(ii). The first paragraph in under the caption suggests that electronic delivery is a requirement to purchase the Contract. However, the next paragraph suggests that electronic delivery may be revoked at any time, including at the time of application. Please reconcile this disclosure

(iii). In the third paragraph, fifth sentence, please clarify that the Annual Reports and Semi-Annual Reports posted to the website relate to the Investment Portfolios.

(iv). Please clarify the meaning of the last sentence in the penultimate paragraph on page 6 (i.e., delivery of transaction confirmations). Please note the requirements of Rule 10b-10 under the Securities Exchange Act of 1934.

JNL Response:  (i) — (iv) have been changed.

Low Cost Fund Platform Fee and Asset Allocation Models (p. 7): Please include brief disclosure that clarifies whether Contract Owners are required to engage JNF Advisers, Inc. or one of the other unaffiliated sponsors to invest in the Investment Portfolios outside of the Asset Allocation Models and/or those Investment Portfolios subject to Low Cost Platform Fees. Please provide more expansive disclosure addressing this issue later in the prospectus, as appropriate.

JNL Response:  Asset Allocation Models have been removed.

9.                    Fee Tables

Owner Transactions Expenses Table (p. 8):

(i). The form of Contract attached to this registration statement discloses that there are no transfer fees. Please address this inconsistency and revise the Table, as appropriate.

JNL Response:  The table has been revised.

(ii). In footnote 1, please clarify the meaning of the term “reallocation” with respect to transfers between Investment Portfolios and Asset Account Models. Please clarify whether the $25.00 maximum fee includes fees that may be charged by certain Investment Portfolios for excessive trading.

JNL Response:  Asset Allocation Models have been removed.

Separate Account Annual Expenses Table (p. 8): For clarity, please revise the Table to distinguish the Separate Account Annual Expenses line item form the Mortality and Expense Risk Charge line item.

JNL Response:  The table has been revised.

10.       Low Cost Fund Platform Fee Table (p. 9):

a. Narrative (p. 9): Please consider deleting all narrative text after the first sentence in the paragraph below the caption “Low Cost Fund Platform.” If appropriate, please revise the narrative to indicate whether this fee is charged on a periodic basis and is in addition to Asset Allocation Model fees.  Please make conforming changes in the narrative text for the Optional Asset Allocation Model Fee Table. The fee table narrative should be brief but may include a cross-reference to the portion of the prospectus describing the fees. See Item 3 of Form N-4 at Instruction 2.

JNL Response:  This has been revised.

b.              Low Cost Platform Table (p. 9): Please revise the parenthetical in the Table to clarify that the fee is a percentage of the Contract Value allocated to a given low cost fund.

JNL Response:  This has been revised.

11.       Portfolio Operating Expenses Table (p. 9): In order to show net fees in the range of portfolio operating expenses, the waivers and expense limitations that are reflected in this range must extend for one year from the effective date of this registration statement. Please revise the prospectus accordingly.

JNL Response:  The prospectus has been revised to not include the expense waivers as they have only been committed to through 4/30/14.

12.       Example of Fees and Expenses (p. 10)

a.              Expense Example (p.10):  Item 3 of Form N-4 assumes that all of the possible Contract charges are included in the maximum figure presented in Expense

Example. However, the narrative disclosure indicates that no fees derived from the Low Cost Fund Platform have been included.  Please explain supplementally why the Low Cost Fund Platform fee is not reflected in the Example.

JNL Response:  The Low Cost Fund Platform Fee is not included in the example because the expenses (3.59%) of the portfolio with the highest expenses, which is not a fund to which the Low Cost Fund Platform Fee applies, are substantially higher than the expenses(1.04%, including the Low Cost Fund Platform Fee) of the DFA VA International Small, the Low Cost Fund Platform Fee with the highest expenses. Similarly, the expenses of the least expensive fund to which the Low Cost Fund Platform Fee applies are higher than the expenses of another fund to which the Low Cost Fund Platform Fee does not apply.

b.              Subscription Fee

(i)                                     In the narrative preceding the Table, please refer to the “contract charge” as the “Subscription Fee.”

JNL Response:  This section has been revised in the suggested manner.

(ii)                                  Please state your basis for using the average contract size of Jefferson National Life Insurance Company (an affiliate of Jefferson National Life Insurance Company of New York) to convert the Subscription Fee to a percentage. Please clarify whether this calculation is based on the asset size of a substantially similar contract offered by Jefferson National Life Insurance Company or all of that company’s contracts. In addition, please confirm supplementally that in the future, the calculation of the Subscription Fee percentage will be based on the actual experience of Jefferson National Life Insurance Company of New York with the Contract offered through this registration statement.

JNL Response:  We use the average contract size for Jefferson National Life because it is the identical national version of this product.  We confirm that in the future, when the appropriate number of contracts are in force, the calculation of the Subscription Fee percentage will be based on the actual average contract size of Monument Advisor NY.

13.       Fixed Account (p. 14):  Please consider providing brief disclosure about the operation of the fixed account during the Annuity phase of the Contract. In addition, please include disclosure to the effect that any payments from the Fixed Account are subject to the Company’s financial strength and claims paying ability.

JNL Response:  This disclosure has been included.

14.       Asset Allocation Models.  Comments a. — g.

JNL Response:  The Asset Allocation Models have been removed from the product.

15.       In the first paragraph under the caption “Transfers,” please clarify the meaning of the first sentence. We note that no transfer rules are discussed in the prospectus section cited with respect to the Asset Allocation Models. Please also consider identifying some of the circumstances pursuant to which transfers may be deferred or suspended.

JNL Response:  A reference was made to the Excessive Trading Limits set forth in the prospectus.

16.       Early Cut-Off Times (p. 16): The application of early cut-off times is explained with reference to the Asset Allocation Models. Please also include an explanation with respect to transfers between Investment Portfolios that impose early cut-off times with those Investment Portfolios that do not impose, or impose different, early cut-off times.

JNL Response:  Asset Allocation Models, and references to them, have been removed. An explanation regarding transferring between portfolios that have early cut-off times has been added under the Transfers section on page 16.

17.       Excessive Trading Limits (pp. 16-17): If applicable, please consider including more specific information with respect to limits on the volume or number of transactions that may be considered excessive by the Company.

JNL Response:  Nothing was changed regarding this. Jefferson National feels as though there is enough language regarding this.

18.       Rebalancing Program:  (p. 18): On page 18, please clarify how the rebalancing works with respect to the Asset Allocation Models.

JNL Response:  Asset Allocation Models have been removed from the product.

19.       Advisory Fee Withdrawals (p. 18): In the paragraph under the caption “Advisory Fee Withdrawal,” the third sentence indicates that an Owner may have to enter into an agreement to have advisory fees paid from the Contract during the Accumulation Period. However, the last sentence in the section indicates that Asset Allocation fees incurred pursuant to the Models will be deemed to be Investment Advisor Fees. Please revise the third sentence to affirmatively indicate whether an agreement is required under the subject circumstances.

JNL Response:  Asset Allocations Models have been removed from the product.

20.       Death Benefit (p. 21): On page 21, in the first paragraph under the caption “Death Benefit,” please consider revising the last two (2) sentences for plain English. We note that citation of the Code without clarification may be confusing for most Owners. In the same paragraph, please clarify whether the Owner may give instructions to have the Contract Value invested in a fixed account or money market account upon his death.

JNL Response:  Clarification has been added under the Death Benefit section.

In a recent SEC exam of our Separate Accounts, we were instructed to not allow the Owner to give instructions to have the Contract Value invested in a money market account upon his death (there is no fixed account).  Therefore, this revision has not been added.

21.       Annuity Payments (The Annuity Period) (p. 22): On page 22, in the fifth paragraph of the left column, please state that any amounts paid from Jefferson National’s general account are subject to its financial strength and claims paying ability.

JNL Response: This revision has been made.

22.       Appendix A: Please include the identity of each Investment Portfolio’s investment adviser as required by Item 5(c)(iii) of Form N-4.

JNL Response:  Appendix A has been revised to include the investment adviser.

23.       Services (omitted): Please provide the identity and principal business address of the registrant’s custodian and independent public accountant, including a general description of their services. See Item 18 (c) of Form N-4.

JNL Response:  This has been added to the Statement of Additional Information.

January Comments:

24.       Remove the following from the expense table example (we really wanted this but they said no way).

Note:  The net Minimum and Maximum expense examples are not included.  Beginning May 1, 2015 these examples will be included as the Company anticipates the expense waivers for the various Investment portfolios will be contractually guaranteed for at least one year from May 1, 2015.

JNL Response:  This has been removed.

25.       Explain the meaning of “Free Look” on page 4, 6, and 12.

JNL Response:  A revision was made to include “If you change your mind about owning the Contract”.

26.       Explain “Replacement”. Use “Replacement Contract” and add to definition of terms.

JNL Response:  Replacement Contract has been added to the defined terms.

27.       Remove “Broker” definition as this term is not used in the Prospectus.

JNL Response:  This has been removed.

28.       Remove “Broker” from Investment Advisor definition.

JNL Response: This has been removed.

29.       Add “Jefferson National Service Center” to definitions and use in prospectus when we talk about calling or writing to JNL.

JNL Response:  This was added to the defined terms.

30.       Remove “Our Procedures” from definitions.  Instead look through and explain what good order is in instance where applicable (Missy see notes for more clarification).

JNL Response:  Our Procedures was removed.  Clarification was added throughout to include that “good order” means “complete with required signatures”.

31.       Free Look:  Make clear that fund level charges are not refunded.

JNL Response:  The following language has been added:
the amount will not include any underlying fund charges that may have been imposed”.

32.       Form of contract application makes clear that contract holders have three choices at contract issue. They can receive everything electronically, they can receive some docs electronically, or they can receive nothing electronically. Why does the prospectus assume that one of these three options is the default. Change to list the three ways they can receive docs.

JNL Response:  The following language has been added:  Upon purchase of the Contract, you can access documents relating to the Contract and the Investment Portfolios electronically, or have them delivered to you in paper via U.S. mail at no extra charge You may also elect to access certain documents electronically and have certain documents delivered via U.S. mail.

33.       Please make clear that any contract holder may elect to receive paper docs at no extra charge.

JNL Response:  “At no extra charge” has been added in the appropriate places.

34.       Please also revise heading “Electronic Delivery Requirements” as electronic delivery is not required.

JNL Response:  This has been revised.

35.       Subscription Fee — change Contract Charge to Subscription Fee throughout.

JNL Response:  This has been changed throughout.

February Comments:

36.       Document Delivery: reconcile text on page 1 (2nd paragraph), page 6 (in right column) and page 11 (last 2 paragraphs).  Text on page 6 suggest that contract holder may choose e-delivery or paper copies at time of purchase. However, the text on pages 1 and 11 suggest that contract holder must agree to access everything electronically unless he or she opts out.

JNSC Response:  This language has been revised.

37.       Investment Adviser:  Please consider whether insurance broker is more appropriately included in the defined term reg rep.

JNSC Response:  We did not make this change as we think it is appropriate the way it is.

38.       Free Look:  Please clarify on page 11 as you do on page 6 that the amount refunded will not include any underlying fund charges that may have been imposed.

JNSC Response: This has been clarified.

39.       Replacement Contract: revise the sentence to clarify that “another contract” means both a contract issued by the company and/or an unaffiliated insurance company including putting the word “Contract” in lower case in this instance.

JNSC Response:  This has been revised.

March Comments:

40.       On page 6, remove “not invest” and “do not” and replace with “You should elect”.

JNL Response:  This has been revised.

41.       Revise the first paragraph under “Electronic Administration of Your Contract”.

JNL Response: The paragraph has been revised to read as follows:  You can access documents relating to the Contract and the Investment Portfolios online. If you consent to Electronic Administration, you will receive all documents electronically, unless you request, either at the time of application or later, to receive all documents relating to the Contract by paper, via U.S. Mail at no extra charge.

42.       On page 12, add “at no extra charge” to the 2nd paragraph. Also, under “Confirmations and Statements”, add that delivery can be by paper, at no extra charge.

JNL Response:  Revisions have been made.

I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank You,

Missy Pulliam

Compliance Manager

Jefferson National Financial Corp.

502.587.3809

mpulliam@jeffnat.com